 Filed Pursuant to Rule 424(b)(3)

Registration No. 333-266397

PROSPECTUS SUPPLEMENT NO. 3

To Prospectus Dated December 19, 2022

1,759,957

SHARES OF COMMON STOCK

This prospectus supplement amends and supplements the prospectus dated December 19, 2022, as supplemented or amended from time to time (the “Prospectus”), which forms a part of the Registration Statement on Form S-1, as amended (No. 333-266397) of Lipella Pharmaceuticals Inc., a Delaware corporation (the “Company”, “we”, “us” or “our”). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Quarterly Report on Form 10-Q for the three months ended June 30, 2023, filed with the U.S. Securities and Exchange Commission on August 14, 2023 (the “Quarterly Report”). Accordingly, we have attached the Quarterly Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale by the selling stockholders identified in the Prospectus (the “Selling Stockholders”), or their permitted transferees, of an aggregate of 1,759,957 shares of our common stock, par value $0.0001 (“Common Stock”) issued by us to the Selling Stockholders in connection with a private placement conducted between October 2020 and June 2021.

The Common Stock is listed on the Nasdaq Capital Market (the “Nasdaq”) under the symbol “LIPO.” On August 11, 2023, the last reported sales price of the Common Stock was $2.05 per share. We are an “emerging growth company” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our shares of Common Stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 9 of this prospectus and under similar headings in any amendments or supplements to this prospectus. Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of such shares of Common Stock or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

 The date of this prospectus supplement is August 14, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended: June 30, 2023, or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission File Number: 001-41575

Lipella Pharmaceuticals Inc.

(Exact name of registrant as specified in its charter)

Delaware	20-2388040
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

7800 Susquehanna St., Suite 505
Pittsburgh, PA 15208
(Address of principal executive offices) (Zip Code)
(412) 901-0315
(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Stock, par value $0.0001 per share	LIPO	Nasdaq Capital Market

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of August 11, 2023, there were 5,743,945 shares of common stock, par value $0.0001 per share, of the registrant outstanding.

Lipella Pharmaceuticals Inc.

Form 10-Q

June 30, 2023

References in this Quarterly Report on Form 10-Q to the “Company,” “Lipella,” “we,” “us,” or “our” mean Lipella Pharmaceuticals Inc. unless otherwise expressly stated or the context indicates otherwise.

 i

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements.

Lipella Pharmaceuticals Inc.

CONDENSED BALANCE SHEETS

	June 30, 2023 (unaudited)	December 31, 2022
Assets
Current Assets
Cash and cash equivalents	$3,113,644	$5,121,743
Grants receivable	28,044	113,655
Prepaid expenses	225,302	563,891
Total Current Assets	3,366,990	5,799,289
Operating lease right of use asset	122,546	150,821
Total Assets	$3,489,536	$5,950,110
Liabilities and Stockholders' Equity
Current liabilities
Accounts payable	$22,057	$384,357
Accrued expenses	138,704	389,209
Operating lease liability	60,788	58,262
Payroll liability	77,255	67,832
Notes payable, current	—	25,000
Related party loan	—	250,000
Related party interest	—	3,596
Total Current Liabilities	298,804	1,178,256
Operating lease liability, net of current portion	65,390	96,258
Total Liabilities	364,194	1,274,514
Stockholders' equity:
Preferred stock, $0.0001 par value; 20,000,000 shares authorized; 0 shares outstanding at June 30, 2023 and December 31, 2022	$—	$—
Common stock, $0.0001 par value; 200,000,000 shares authorized; 5,743,945 shares issued and outstanding at June 30, 2023 and December 31, 2022	574	574
Additional paid-in capital	11,436,157	10,379,900
Accumulated deficit	(8,311,389)	(5,704,878)
Total stockholders' equity	3,125,342	4,675,596
Total liabilities and stockholders' equity	$3,489,536	$5,950,110

On December 19, 2022, a reverse stock split (the “Stock Split”) was effected, with a 2.5 to 1 share conversion ratio for all shares of our common stock, $0.0001 par value per share (“Common Stock”), outstanding. All per share amounts have been retroactively adjusted to reflect the effects of the Stock Split.   See Note 11 for more information. The accompanying notes are an integral part of these condensed financial statements.

Lipella Pharmaceuticals Inc.

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	For the three months ended		For the six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Grant revenues	$106,676	$—	$224,724	$33,149
Total revenues	106,676	—	224,724	33,149

Cost and expenses
Research and development	1,057,645	742,660	1,751,376	1,418,622
General and administrative	624,231	38,487	1,132,980	132,337
Total costs and expenses	1,681,876	781,147	2,884,356	1,550,959
Loss from operations	(1,575,200)	(781,147)	(2,659,632)	(1,517,810)

Other income (expense)
Other income (expense)	—	156	—	(45)
Interest income	41,968	603	63,969	1,134
Interest expense related party	(5,454)	(1,636)	(10,848)	(3,254)
Total other income/(expense)	36,514	(877)	53,121	(2,165)
Loss before income taxes	(1,538,686)	(782,024)	(2,606,511)	(1,519,975)
Provision for income taxes	—	—	—	—
Net Loss	$(1,538,686)	$(782,024)	$(2,606,511)	$(1,519,975)

Loss per share of Common Stock
Basic	(0.27)	(0.20)	(0.45)	(0.39)
Dilutive	(0.27)	(0.20)	(0.45)	(0.39)

Weighted-average of shares of Common Stock outstanding:
Basic	5,743,945	3,866,625	5,743,945	3,866,625
Dilutive	5,743,945	3,866,625	5,743,945	3,866,625

All per share amounts have been retroactively adjusted to reflect the effects of the Stock Split. See Note 11 for more information. The accompanying notes are an integral part of these condensed financial statements.

Lipella Pharmaceuticals Inc.

CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Unaudited)

	Series A Convertible Preferred Stock		Common Stock		Additional paid-in	Accumulated
	Shares	Amount	Shares	Amount	capital	Deficit	Total
Balances, December 31, 2021	1,592,447	$159	3,866,625	$387	$4,530,193	$(3,107,187)	$1,423,552
Net loss	—	—	—	—	—	(737,950)	(737,950)
Issuance of stock options	—	—	—	—	235,148	—	235,148
Balances, March 31, 2022	1,592,447	159	3,866,625	387	4,765,341	(3,845,137)	920,750
Net loss	—	—	—	—	—	(782,024)	(782,024)
Issuance of stock options	—	—	—	—	213,489	—	213,489
Balances, June 30, 2022	1,592,447	159	3,866,625	387	4,978,830	(4,627,161)	352,215

Balances, December 31, 2022	—	—	5,743,945	574	10,379,900	(5,704,878)	4,675,596
Net loss	—	—	—	—	—	(1,067,825)	(1,067,825)
Issuance of stock options	—	—	—	—	208,639	—	208,639
Balances, March 31, 2023	—	—	5,743,945	574	10,588,539	(6,772,703)	3,816,410
Net loss	—	—	—	—	—	(1,538,686)	(1,538,686)
Issuance of stock options	—	—	—	—	847,618	—	847,618
Balances, June 30, 2023	—	—	5,743,945	574	11,436,157	(8,311,389)	3,125,342

All per share amounts have been retroactively adjusted to reflect the effects of the Stock Split. See Note 11 for more information. The accompanying notes are an integral part of these condensed financial statements.

Lipella Pharmaceuticals Inc.

CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the six months ended
	June 30,
	2023	2022
Cash flow from operating activities:
Net loss	$(2,606,511)	$(1,519,975)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Non-cash stock option expense	1,056,257	448,637
Interest expense related party net (non-cash)	—	3,254
Changes in operating assets and liabilities:
Operating right of use asset	(67)	582
Grants receivable	85,611	—
Prepaid expense	338,589	(368,334)
Accounts payable	(362,300)	8,583
Accrued expenses	(254,101)	146,918
Payroll liability	9,423	944
Net cash used in operating activities	(1,733,099)	(1,279,391)
Cash flow from investing activities:
Purchase or sale of marketable securities	—	300,546
Net cash provided by investing activities	—	300,546
Cash flow from financing activities:
Repayment of notes payable	(275,000)	—
Net cash used in financing activities	(275,000)	—
Net decrease in cash, cash equivalents	(2,008,099)	(978,845)
Cash, and cash equivalents at beginning of period	5,121,743	1,413,828
Cash, and cash equivalents at end of period	$3,113,644	$434,983

Supplemental disclosure of cash flow information:
Interest Paid	(10,338)	—
Income taxes paid	—	—
Supplemental disclosure of cash flow information:
Issuance of Common Stock for forgiveness of related party note	$—	$—
Exercise of Common Stock options for consulting services	$—	$—

All per share amounts have been retroactively adjusted to reflect the effects of the Stock Split. See Note 11 for more information. The accompanying notes are an integral part of these condensed financial statements.

Lipella Pharmaceuticals Inc.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

Note 1. Description of Business and Basis of Presentation

Nature of Business

Lipella Pharmaceuticals Inc. (the “Company”) is focused on the development of drugs, diagnostics, and medical devices. Our operations consist of research, preclinical development and clinical development activities, and our most advanced program is in Phase 2a clinical development. Since our inception in 2005, we have historically financed our operations through a combination of federal grant revenue, licensing revenue, manufacturing revenue, as well as equity and debt financing. The Company is located in Pittsburgh, PA. On December 19, 2022, we effected the Stock Split. The Company’s outstanding share and per share amounts in these condensed financial statements have been adjusted to give effect to the Stock Split, for all periods presented. For more information, see Note 11 - Common Stock.

Basis of Presentation

The Company’s unaudited condensed financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of normal recurring adjustments, which are necessary to present fairly the Company’s financial position, results of operations, and cash flows. The interim results of operations are not necessarily indicative of the results that may occur for the full fiscal year. Certain information and footnote disclosure normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to instructions, rules, and regulations prescribed by the United States Securities and Exchange Commission (“SEC”). The unaudited condensed interim financial statements should be read in conjunction with the audited financial statements and notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2022 that was filed with the SEC on March 31, 2023 (our “Annual Report”).

Note 2. Going Concern

The accompanying condensed financial statements have been prepared in conformity with GAAP, which contemplate continuation of the Company as a going concern. The Company has not established a source of revenues sufficient to cover its operating costs and will require significant additional capital to continue its research and development programs, including progressing clinical product candidates to commercialization and preparing for commercial-scale manufacturing and sales.

The Company’s net loss for the six months ended June 30, 2023 and fiscal year ended December 31, 2022 was ($2,606,511) and ($2,597,692), respectively. Since inception, the Company has incurred historical losses and has an accumulated deficit of ($8,311,389) at June 30, 2023 and ($5,704,878) at December 31, 2022, respectively. At June 30, 2023, the Company had available cash and cash equivalents of $3,113,644 and net working capital of $3,068,186. The Company anticipates operating losses to continue for the foreseeable future due to, among other things, costs related to: research, development of product candidates, conducting preclinical studies and clinical trials, and administrative organization. These funds, and our funds available under existing government contracts, may not be sufficient to enable us to meet our obligations as they come due at least for the next twelve months from the issuance date of these financial statements.

If we are unable to obtain additional capital (which is not assured at this time), our long-term business plan may not be accomplished and we may be forced to curtail or cease operations. These factors individually and collectively raise substantial doubt about our ability to continue as a going concern. The accompanying unaudited condensed financial statements do not include any adjustments that may result from this uncertainty.

Note 3. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these financial statements. Actual results could differ from those estimates.

Basis of Presentation

The unaudited condensed financial statements have been prepared in accordance with GAAP for interim financial information and Article 10 of Regulation S-X. Accordingly, the unaudited condensed financial statements do not include all of the information and footnotes required by GAAP for complete financial statements and should be read in conjunction with the Company’s audited financial statements and notes thereto included in our Annual Report.

Marketable Debt Securities

Marketable debt securities consist of debt investments with original maturities greater than three months. The Company classifies its marketable debt securities as available-for-sale. Accordingly, these investments are recorded at fair value, which is based on quoted market prices. When the fair value is below the amortized cost the amount of the expected credit loss is estimated. The credit-related impairment amount is recognized in net income; the remaining impairment amount and unrealized gains are reported as a component of accumulated other comprehensive income in stockholders’ equity. Credit losses are recognized through the use of an allowance for credit losses account and subsequent improvements in expected credit losses are recognized as a reversal of the allowance account. If the Company has the intent to sell the security or if it is more likely than not that the Company will be required to sell the security prior to recovery of its amortized cost basis, the allowance for credit loss is written off and the excess of the amortized cost basis of the asset over its fair value is recorded in net income.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of deposits at major financial banking institutions and highly liquid investments with an original maturity of three months or less at the date of purchase. Cash equivalents are primarily invested in money market funds. The carrying amount of our cash equivalents approximates fair value due to the short maturity of the investments. The Company regularly monitors the financial condition of the institutions in which it has depository accounts and believes the risk of loss is minimal.

Grants Receivable

Grants receivable result from drawdown requests to various federal agencies for reimbursement of costs incurred during the operation of the Company’s research and development programs.

Accounts Receivable

We report accounts receivable at net realizable value. When required we estimate losses on uncollectible accounts receivable based upon historical data. Such allowance for doubtful accounts is estimated based upon management’s assessment of individual accounts. The Company concluded that an allowance for doubtful accounts is not considered necessary at June 30, 2023 and December 31, 2022, as there was no outstanding accounts receivable.

Prepaid Expenses

Our prepaid expenses consist primarily of prepaid insurance and prepaid expenses. Our insurance products have a 12-month term and annually renew each June, with the exception of directors’ and officers’ insurance which renews in December. Premiums are paid in advance, either annually, semi-annually, or quarterly. The collective value of any prepaid portions of policy terms is recorded at cost. Contracts involving pre-payment are capitalized and amortized in accordance with performance.

Long-lived Assets (equipment)

Fixed assets are recorded at cost and depreciated over their estimated useful lives.

Laboratory and office equipment not covered by federal grant financing is depreciated on the straight-line basis over the estimated useful lives (three to ten years). Leasehold improvements are amortized over the shorter of the lease term or estimated useful life. Long-lived assets are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the asset or related group of assets may not be recoverable. If the expected future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss is recognized at that time. Measurement of impairment may be based upon appraisal, market value of similar assets or discounted cash flows.

Equipment expenditures that are covered by federal grant financing are depreciated using the activity method (or variable charge approach) employing an intended purpose that expires during or by the conclusion of the funded project. Such equipment acquisition expenditures are therefore effectively expensed if the timing of the intended purpose is within the same reporting period as delivery.

At June 30, 2023 and December 31, 2022, the Company’s long-lived assets of $125,859 have been fully depreciated.

Accounts Payable

Accounts payable are short term liabilities with product/service vendors, including any credit card liability.

Accrued Expenses

Accrued expenses are recorded when incurred but have not been paid by period end. See Note 6 related to the balance at June 30, 2023 and December 31, 2022.

Revenue Recognition

On January 1, 2018, the Company adopted ASU No. 2014-09, Revenue from Contracts with Customers (“Topic 606”), to account for revenue. The deliverables under our arrangements are evaluated under Topic 606, which requires an entity to recognize revenue in a manner that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery occurs, the fee was fixed or determinable, and collectability is reasonably assured.

The Company’s contract revenue consists primarily of amounts earned under contracts with third-party customers and reimbursed expenses under such contracts. The Company analyzes its agreements to determine whether the elements can be separated and accounted for individually or as a single unit of accounting. Allocation of revenue to individual elements that qualify for separate accounting is based on the separate selling prices determined for each component, and total contract consideration is then allocated pro rata across the components of the arrangement.

In general, the Company applies the following steps when recognizing revenue from contracts with customers: (i) identify the contract, (ii) identify the performance obligations, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations and (v) recognize revenue when a performance obligation is satisfied.

Recognition of revenue is driven by satisfaction of the performance obligations using one of two methods: revenue is either recognized over time or at a point in time. Revenue is generally recognized as the performance obligations are satisfied, which generally occurs when control of the goods or services have been transferred to the customer or once the customer is able to use those goods and/or services as well as obtaining substantially all of their benefits.

The Company primarily generates contract revenue under fixed-fee contracts or time and materials contracts:

●	Under a fixed-fee contract, the Company charges a fixed agreed upon amount for a deliverable. Fixed-fee contracts have fixed deliverables upon completion of the project. Typically, the Company recognizes revenue for fixed-fee contracts after projects are completed, delivery is made and title transfers to the customer, and collection is reasonably assured.

●	Under a time and materials contract, the Company charges customers an hourly rate plus reimbursement for other project specific costs. The Company recognizes revenue for time and material contracts based on the number of hours devoted to the project multiplied by the customer’s billing rate plus other project specific costs. Payment terms vary, but are generally due within 60 days.

Grant Revenues

The Company receives revenue through government grants, primarily with the National Institutes of Health (“NIH”). The Company has concluded its government grants are not within the scope of Topic 606, as government entities do not meet the definition of a “customer” as defined by Topic 606 because there is not considered to be a transfer of control of goods or services to the government entity funding the grant. Grant revenue, which is not within the scope of Topic 606, consists of funding under cost reimbursement programs primarily from federal and non-profit foundation sources for qualified research and development activities performed by us, and as such, are not based on estimates that are susceptible to change. Such amounts are invoiced and recorded as revenue as grant-funded activities are performed, with any advance funding recorded as deferred revenue until the activities are performed. The Company believes the recognition of revenue as costs are incurred and amounts become earned/realizable is analogous to the concept of transfer of control of a service over time under Topic 606.

Lease Obligations

The Company determines if an agreement is a lease at inception. The Company evaluates the lease terms to determine whether the lease will be accounted for as an operating or finance lease. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities, current portion, and operating lease liabilities, net of current portion in our consolidated balance sheets.

ROU assets represent our right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company uses the implicit rate when readily determinable. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

A lease that transfers substantially all of the benefits and risks incidental to ownership of property are accounted for as finance leases. At the inception of a finance lease, an asset and finance lease obligation is recorded at an amount equal to the lesser of the present value of the minimum lease payments and the property’s fair market value. Finance lease obligations are classified as either current or long-term based on the due dates of future minimum lease payments, net of interest. At June 30, 2023 and December 31, 2022, there were no finance leases.

Research and Development

The Company accounts for research and development costs in accordance with ASC 730-10, Research and Development (“ASC 730-10”). Under ASC 730-10, all research and development costs must be charged to expense as incurred. Accordingly, internal research and development costs are expensed as incurred. Third-party research and development costs are expensed when the contracted work has been performed or as milestone results have been achieved. Research and development expenses include salaries and benefits, facilities and other overhead expense, external clinical trial expenses, research related manufacturing services, contract services and other outside expenses.

Patent Costs and Rights

Costs of applying for, prosecuting and maintaining patents and patent rights are expensed as incurred due to uncertainty of future economic benefit.

Clinical Trial Costs

Clinical trial costs are charged to us and recognized as the tasks are completed by the contractor(s) or, alternatively, may be invoiced in accordance with agreed-upon payment schedules and recognized based on estimates of work completed to date.

Stock Option Compensation Expense

The Company recognizes the fair value of stock option award expenses on a straight-line basis over a service period of three years, consistent with vesting periods, using the Black-Scholes options pricing model to estimate the fair value of option awards. Such expenses are categorized as research and development or general and administrative depending on the role of each option recipient.

The Company recognizes the income tax benefits and deficiencies as income tax expense or benefit in the statement of operations and the tax effects of exercised or vested awards are treated as discrete items in the reporting period in which they occur. The Company also recognizes excess tax benefits regardless of whether the benefit reduces taxes payable in the current period. Excess tax benefits are classified along with other income tax cash flows as an operating activity in the statement of cash flows. Regarding forfeitures, the Company accounts for them when they occur. See Note 9 for more information on our stock options.

Warrants

The Company accounts for Common Stock warrants as either liabilities or as equity instruments depending on the specific terms of the warrant agreements. Generally, warrants are classified as liabilities, as opposed to equity, if the agreement includes the potential for a cash settlement or an adjustment to the exercise price, and warrant liabilities are recorded at their fair values at each balance sheet date. See Note 12 related to issued warrants.

Income Taxes

The Company accounts for income taxes in accordance with the asset and liability method of accounting for income taxes prescribed by FASB ASC Topic 740, “Accounting for Income Taxes” (“ASC 740”). Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to the taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment dates. The Company evaluates its deferred income taxes to determine if a valuation allowance should be established against the deferred tax assets or if the valuation allowance should be reduced based on consideration of all available evidence, both positive and negative, using a “more likely than not” standard.

The Company follows FASB ASC Topic 740-10, “Accounting for Uncertainty in Income Taxes” (“Topic 740-10”), which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. At June 30, 2023 and December 31, 2022, the Company had no material uncertain tax positions to be accounted for in the financial statements. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense. See Note 14 related to income taxes.

Concentration of Credit Risk

The Company’s grant revenues and grant receivables were with the NIH. The NIH is an agency of the United States Department of Health & Human Services, and the Company believes amounts are fully collectible from this agency. Contract revenues were $224,724 for the six months ended June 30, 2023, and $106,676 for the three months ended June 30, 2023.

Earnings Per Share

Basic net loss per share of Common Stock is computed by dividing the net loss for the period by the weighted-average number of shares of Common Stock outstanding during the period. Diluted net loss per common share is computed giving effect to all dilutive Common Stock equivalents, consisting of stock options and warrants. Diluted net loss per share of Common Stock for the six months ended June 30, 2023 and 2022 is the same as basic net loss per share, as the Common Stock equivalents were anti-dilutive due to the net loss.

Due to the Stock Split, the shares outstanding at June 30, 2022 have been retroactively adjusted, reducing them from 9,666,562 to 3,866,625. This had a corresponding increase in the loss per share of Common Stock from $0.16 to $0.39 per share for the six months ended June 30, 2022, and from $0.08 to $0.20 per share for the three months ended June 30, 2022.

At June 30, 2023 and 2022, the Common Stock equivalent shares were, as follows:

	June 30,
	2023	2022
Shares of Common Stock issuable under equity incentive plans outstanding	2,478,000	2,054,000
Shares of Common Stock issuable upon exercise of warrants	143,994	143,994
Shares of Common Stock issuable upon conversion of Series A Preferred Stock	—	636,979
Common Stock equivalent shares excluded from diluted net loss per share	2,621,994	2,834,973

Note 4. Fair Value Measurements and Marketable Debt Securities

In accordance with ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”), the Company measure its assets and liabilities at fair value. We apply the three-level valuation hierarchy as described in ASC 820, which is based upon the transparency of input as of the measurement date. The three levels of inputs as defined are:

Level 1 - Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

At June 30, 2023 and December 31, 2022, the Company’s financial instruments consist primarily of: cash and cash equivalents, accounts payable and accrued liabilities. For cash equivalents, accounts payable and accrued liabilities, the carrying amounts of these financial instruments as of June 30, 2023 and December 31, 2022 were considered representative of their fair values due to their short term to maturity.

The Company held no marketable securities or cash equivalents at December 31, 2022, and no marketable securities at June 30, 2023. For cash equivalents at June 30, 2023 the fair value input levels are summarized below:

June 30, 2023	Level 1	Level 2	Level 3	Total
Cash Equivalents (maturity less than 90 days)
Commercial Paper	$—	—	—	$—
U.S. Government	—	—	—	—
Money market funds	2,801,063	—	—	2,801,063
Total Cash equivalents	2,801,063			2,801,063

Marketable Securities	—	—	—	—
Total Cash Equivalents and Marketable Securities	$2,801,063	$—	$—	$2,801,063

Note 5. Prepaid Expenses

At June 30, 2023, prepaid expenses consisted primarily of prepaid insurance of $194,384 and $30,918 in prepaid expenses. At December 31, 2022, prepaid expenses consisted of $433,891 of prepaid insurance, and $130,000 of prepaid investor relations and advisory services.

Note 6. Accrued Expenses

At June 30, 2023 accrued expenses were $138,704, resulting from unbilled clinical expenses of $28,675 and $110,029 of unbilled professional services expenses. At December 31, 2022, the $389,209 of accrued expenses consisted of $224,871 in accrued professional expenses, and $164,338 in accrued clinical expenses.

Note 7. Notes Payable – Related Party

At December 31, 2022, there was a $250,000 note outstanding, payable to Dr. Jonathan Kaufman, the Company’s Chief Executive Officer. The note payable was due within one year and was issued by the Company in exchange for cash contributions made by Dr. Kaufman to the Company. The note and accrued interest were paid in full as of June 30, 2023.

Origination	Original Principal	Current Principal	Rate	Maturity	Accrued Interest - Related Party December 31, 2022	Accrued Interest - Related Party March 31, 2023	Accrued Interest - Related Party June 30, 2023	Category
November 1, 2022	$250,000	$-	8.75%	06/30/23	$3,596	$8,990	$—	Current

Note 8. Letter of Credit

The Company has a letter of credit with a bank for an aggregate available borrowing of $50,000 due upon demand. The letter of credit is collateralized by substantially all of the Company’s assets and personally guaranteed by Dr. Jonathan Kaufman, the Company’s Chief Executive Officer. The outstanding advances under the line of credit bear interest at the lending bank’s prime rate plus 3.10%. In February 2023, the Company repaid all amounts outstanding under the letter of credit. The outstanding balance was $0 and $25,000 at June 30, 2023 and December 31, 2022, respectively.

Note 9. Stock Options

The Company previously had two incentive plans in effect pursuant to which incentive stock options and nonqualified stock options were issued. The maximum number of shares Common Stock that may be issued upon exercise of such outstanding options as of June 30, 2023 was 2,478,000 shares. This number comprises 1,078,000 unexpired options issued and outstanding granted under the Company’s expired 2008 Stock Incentive Plan and 1,400,000 options issued and outstanding granted under the Company’s Amended and Restated Stock Incentive Plan, which was originally adopted in 2020 and amended and restated in 2022 (the “2020 Plan”), which is the only Company incentive plan currently in effect. Incentive stock options granted under the 2020 Plan are granted with an exercise price determined by the Company’s board of directors (the “Board”) or the Board’s compensation committee (the “Compensation Committee”). Unless otherwise provided for by the Board or the Compensation Committee, vesting of options granted under the 2020 Plan terminates once the optionee is no longer affiliated with the Company, subject to certain exceptions. Such options generally expire ten years from the date of the grant (five years in the case of incentive stock options granted to holders of over 10% of Common Stock). Stock options are granted under the 2020 Plan with an exercise price not less than the fair market value of the underlying Common Stock on the date of the grant and incentive stock options granted to holders of over 10% of Common Stock are granted with an exercise price not less than 110% of such fair market value on such grant date. Unless otherwise specified by the Board or the Compensation Committee, all grants under the 2020 Plan vest fully over a three-year period, provided that the employee continues to be employed, subject to certain exceptions. If an employee leaves the Company prior to the full vesting of such option awards, then the remaining unvested portion is considered forfeited, and the earlier recognition of the unvested shares is reversed during the period of forfeiture. As of June 30, 2023 and December 31, 2022 there was $806,157 and $1,222,500, respectively, of unrecognized compensation costs related to non-vested share-based compensation arrangements granted to be recognized over the weighted average period of approximately 18 months.

The Company recognized $847,618 and $213,489 of compensation costs related to stock option vesting for the three months ended June 30, 2023 and 2022, respectively. The Company recognized $1,056,257 and $448,637 of compensation costs related to stock option vesting for the six months ended June 30, 2023 and 2022, respectively.

The following is an analysis of options to purchase shares of Common Stock issued and outstanding as of June 30, 2023 and December 31, 2022:

	Shares	Weighted- Average Exercise Price Per Share ($)	Weighted- Average Remaining Contractual Term (in Years)	Aggregate intrinsic value ($)
Outstanding as of December 31, 2021	2,044,000	2.82	6.61	4,446,667
Granted	10,0000	5.00	9.16
Expired	—
Cancelled	—
Exercised	—
Outstanding as of December 31, 2022	2,054,000	2.84	5.51	605,687
Granted	—
Expired	—
Cancelled	—
Exercised	—
Outstanding as of March 31, 2023	2,054,000	2.84	5.26	$—
Granted	424,000	2.19	9.96
Expired	—
Cancelled	—
Exercised	—
Outstanding as of June 30, 2023	2,478,000	2.72	5.86	$—
Vested as of June 30, 2023	2,190,667
Exercisable as of June 30, 2023	2,190,667
Exercisable as of December 31, 2022	1,619,333

A summary of status of the Company’s non-vested stock options (exercisable for shares of Common Stock on a one-to-one basis) as of, and changes during, the six months ended June 30, 2023 and 2022 is presented below:

	Number of Stock Options	Weighted- Average Fair Value Grant Date
Nonvested at December 31, 2021	688,667	$2.82
Granted	10,000	$2.84
Vested	(157,333)	$2.83
Expired	—	$0.00
Nonvested at June 30, 2022	541,333	$2.82

Nonvested at December 31, 2022	434,667	$2.82
Granted	424,000	2.19
Vested	(423,334)	2.83
Expired	—	—
Nonvested at June 30, 2023	435,333	$2.81

In the six months ended June 30, 2023 and 2022, the Company granted options as presented below.

Stock Option Grants - On March 1, 2022, the Company issued 10,000 stock options at a $5.00 strike price, vesting immediately upon issuance.

On June 16, 2023, the Company issued 424,000 stock options at a $2.19 strike price, vesting immediately upon issuance.

The weighted-average fair value of stock options on the date of grant and the assumptions used to estimate the fair value of stock options granted during the six months ended June 30, 2023 and June 30, 2022 using the Black-Scholes option-pricing model is as follows:

Six months ended June 30:	2023	2022
Weighted-average fair value of options granted	$1.50	1.14
Expected volatility	83.47%	75%
Expected life (in years)	5.04	10
Risk-free interest rate (range)	3.99%	2.31%
Expected dividend yield	$—	—

Note 10. Preferred Stock

The Company’s Second Amended and Restated Certificate of Incorporation (the “Charter”) authorizes the issuance of 20,000,000 shares of preferred stock, par value $0.0001 per share. The Company’s Certificate of Designation of Preferences, Rights and Limitations of Series A Preferred Stock sets forth the rights of the Series A Preferred Stock, par value $0.0001 per share, of the Company (the “Series A Stock”) and authorizes the issuance of up to 5,000,000 shares of Series A Stock. With respect to dividend rights and rights in the event of the liquidation or dissolution of the Company, the Series A Stock ranks prior to all Common Stock and any other series of preferred stock which is junior to Series A Stock. Upon any matter submitted to the shareholders of the Company for a vote, each holder of Series A Stock is entitled to the number of votes as is equal to the number of shares of Common Stock into which such shares of Series A Stock are convertible at the time of such vote. The Series A Stock is not entitled to any mandatory dividends.

The Series A Stock is convertible into Common Stock on a one-to-one basis. In the event of the liquidation or dissolution of the Company, the holders of the Series A Stock are entitled to receive the greater of $0.60 per share, representing a liquidation preference of $0 as of June 30, 2023 and December 31, 2022. The Series A Stock is not entitled to dividends, and is not considered “participating” preferred, meaning converted securities are not entitled to a liquidation preference, and if a liquidation preference has been taken, the associated security interest is dissolved. Prior to the completion of our initial public offering, all of the Series A Stock would have automatically converted into Common Stock upon any one of the following three conditions: a public offering of at least $7,000,000 of gross proceeds, the optional conversion of at least 80% of issued shares of Series A Stock, or the consent of holders of a majority of the Series A Stock. The shares of Series A Stock have average-weighted anti-dilution protection that becomes effective upon the issuance of Common Stock (or securities convertible into Common Stock) at a price below $0.60 per share.

If upon a liquidation event the assets of the Company available for distribution are insufficient to pay the holders of the Series A Stock the full amount as to which they are entitled, then the entire amount available will be distributed among the holders of the Series A Stock ratably in accordance with the respective amounts that would have been payable on such shares of Series A Stock if the amounts were paid in full. If after the Series A Stock holders have been paid in full, the Common Stock shall be entitled to receive any and all assets remaining to be paid or distributed.

In the year ended December 31, 2022, all 1,592,447 outstanding shares of Series A Stock were converted to Common Stock on a 1:1 basis. After the effect of the Stock Split, this conversion resulted in 636,979 shares of Common Stock. There were no shares of Series A Stock outstanding at December 31, 2022 or June 30, 2023.

Note 11. Common Stock

The Charter authorizes the issuance of 200,000,000 shares of Common Stock. On December 19, 2022, the Company effected the Stock Split, with a 2.5 to 1 share conversion ratio for all shares of Common Stock outstanding. The Company’s outstanding share and per share amounts in these unaudited condensed financial statements have been adjusted to give effect to the Stock Split, for all periods presented. There were 5,743,945 shares of Common Stock outstanding as of June 30, 2023 and December 31, 2022.

During the year ended December 31, 2022, the Company issued 22,950 shares of Common Stock in forgiveness of two related party notes. The aggregate principal and interest of the notes was $138,810. On December 22, 2022, we completed an initial public offering (“IPO”) and listing on the Nasdaq Capital Market (“Nasdaq”) of our Common Stock at a price to the public of $5.75 per share, which resulted in the issuance of an additional 1,217,391 shares of Common Stock. The aggregate net proceeds from the IPO were approximately $5,000,000 after deducting underwriting discounts and commissions of $630,000 and offering expenses of approximately $1,160,000.

The Common Stock is subject to and qualified by the rights of the Series A Stock. Upon the dissolution or liquidation of the Company the holders of Common Stock will be entitled to receive all assets of the Company available for distribution to its stockholders, subject to any preferential rights of any then outstanding Series A Stock.

Note 12. Warrants

No warrants were issued in the six months ended June 30, 2023, or the year ended December 31, 2022. In the year ended December 31, 2021, in connection with the issuance of shares of Common Stock, 143,994 warrants exercisable into an equal number of shares of Common Stock were issued. The warrants have a 5-year term and an exercise price of $5.00 per share (after giving effect to the Stock Split). The Company had no warrant liabilities at June 30, 2023 or December 31, 2022.

Note 13. Commitment and Contingencies

Operating Leases

Operating leases are recorded as ROU assets and lease liabilities on the balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its estimated incremental borrowing rate at the commencement date to determine the present value of lease payments. The operating lease ROU assets also include any lease payments made and exclude lease incentives.

The Company entered into a lease agreement beginning July 1, 2020, for the Company’s principal headquarters at 7800 Susquehanna Street, Pittsburgh, Pennsylvania, which includes office space and sterile manufacturing operations (the “Lease”). The Lease has a five-year term and includes an option for renewal, which is not reasonably certain and is excluded from the right of use calculation. Future minimum rent payments under the Lease as of June 30, 2023 are as follows:

Year ending
2023 (6 months remaining)	$33,476
2024	$67,289
2025	$33,813
Total minimum lease payments	$134,578
Less: amount representing interest	$(8,400)
Present value of minimum lease payments	$126,178

The Lease is accounted for as a ROU and liability. As of June 30, 2023, the Company has $122,547 of an operating lease ROU asset, and $60,788 and $65,390 of current and non-current lease liabilities, respectively, recorded on the balance sheets. As of December 31, 2022 the Company had an ROU asset of $150,821, and current and non-current operating lease liabilities of $58,262 and $96,258 respectively. The lease expense for the three months ended June 30, 2023 and June 30, 2022 was $16,436 and $16,245, respectively. The lease expense for the six months ended June 30, 2023 and June 30, 2022 was $32,737 and $32,602, respectively. Cash paid for the amounts included in the measurement of lease liabilities for the three months ended June 30, 2023 and June 30, 2022 was $16,402 and $16,066, respectively, and for the six months ended June 30, 2023 and 2022 was $32,804 and $32,131 respectively. The payments are included in the operating activities in the accompanying statement of cash flows.

Contract Commitments

The Company enters into contracts in the normal course of business with contract research organizations (“CROs”), contract manufacturing organizations (“CMOs”), universities, and other third parties for preclinical research studies, clinical trials and testing and manufacturing services. These contracts generally do not contain minimum purchase commitments and are cancelable by us upon prior written notice although, purchase orders for clinical materials are generally non-cancelable. Payments due upon cancellation consist only of payments for services provided or expenses incurred, including non-cancelable obligations of our service providers, up to the date of cancellation or upon the completion of a manufacturing run.

Partnering Commitments

In February 2022, the Company entered into an agreement whereby it partnered with an advisor to assist with potential transactions. The Company paid $10,000 per month for the first four months of the agreement’s term. The agreement (which was terminated in June 2022), included a surviving success fee, such that in the event of a successful transaction occurring prior to September 2023, required the Company to make a payment equal to the greater of (a) five percent of the transaction value and (b) $500,000. For the three months ended June 30, 2023, and June 30, 2022, the Company has recorded $0 and $30,000, respectively, in general and administrative expense related to this commitment, and has not recorded any additional liabilities related to the surviving success fee clause as of the balance sheet date.

Note 14. Income Taxes

The provision for income taxes for the three and six months ended June 30, 2023 and 2022 was $0, resulting in an effective income tax rate of 0% for each period. The Company’s effective tax rate for the three and six months ended June 30, 2023 and 2022 is primarily due to the full valuation allowance against the Company’s net deferred tax assets.

The Company regularly evaluates the realizability of its deferred tax assets and establishes a valuation allowance if it is more likely than not that some or all of the deferred tax assets will not be utilized. Because of our cumulative losses, substantially all of the deferred tax assets have been fully offset by a valuation allowance as of June 30, 2023 and December 31, 2022. We have not paid income taxes for the year ended December 31, 2022.

The Company’s 2018 through 2022 tax years remain subject to examination by the Internal Revenue Service for federal tax purposes and the State of Pennsylvania   for state tax purposes.

Note 15. Subsequent Events

Subsequent events have been evaluated through the date of the independent auditors’ report , which is the date the unaudited condensed financial statements were available to be issued.

Effective August 1, 2023, the Company became party to a lease for additional space at their current location (the “August 2023 Lease”). The August 2023 Lease will co-terminate with the Lease on June 30, 2025, with an option to extend for five years. Under the August 2023 Lease, the Company expects to pay an additional $11,483 in rent during the calendar year 2023.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations for the three and six months ended June 30, 2023 should be read together with our unaudited condensed financial statements and related notes included in Item 1 of Part I of this Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 (this “Form 10-Q”), as well as the audited financial statements, the related notes thereto and management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2022 contained in our Annual Report on Form 10-K for the year ended December 31, 2022, that was filed with the SEC on March 31, 2023 (our “Annual Report”), and all risk factors disclosed herein and therein. Such discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as well as information relating to our business that reflect our management’s current views, expectations and assumptions concerning our business, strategies, products, future results and events and financial performance, which are subject to risks and uncertainties that may cause our, or our industry’s, actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements speak only as of the date of this Form 10-Q. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we cannot guarantee future results, levels of activity or achievements or that our underlying assumptions will prove to be correct. Except as required by applicable law, including the securities laws of the United States, we expressly disclaim any obligation or undertaking to disseminate any update or revisions to any such forward-looking statement to reflect any change in our expectations with regard thereto or to conform such forward-looking statements to actual results. Statements made in this Form 10-Q, other than statements of historical fact, addressing operating performance, events, or developments which our management expects or anticipates will or may occur in the future, and also statements related to expected or anticipated growth, revenues, profitability, new products, adequacy of funds from operations, statements expressing general optimism about future operating results, and other non-historical information, are forward-looking statements. In particular, the words “may,” “will,” “expects,” “anticipates,” “aims,” “potential,” “future,” “intends,” “plans,” believes,” “estimates,” “continue,” “likely to,” and variations of such words and similar expressions identify forward-looking statements, but such words are not the exclusive means of identifying such forward-looking statements, and their absence does not necessarily mean that such statement is not forward-looking.

Overview

We are a clinical-stage biotechnology company focused on developing new drugs by reformulating the active agents in existing generic drugs and optimizing these reformulations for new applications. We believe that this strategy combines many of the cost efficiencies and risk abatements derived from using existing generic drugs with potential patent protections for our proprietary formulations; this strategy allows us to expedite, protect, and monetize our product candidates. Additionally, we maintain a therapeutic focus on diseases with significant, unaddressed morbidity and mortality where no approved drug therapy currently exists. We believe that this focus can potentially help reduce the cost, time and risk associated with obtaining marketing approval.

Consistent with our strategy, the initial indication that we are currently addressing (via development of our product candidate, which we have designated as LP-10) is hemorrhagic cystitis (“HC”), which is chronic, uncontrolled urinary blood loss that results from certain chemotherapies (such as alkylating agents) or pelvic radiation therapy (also called “radiation cystitis”). Many radiation cystitis patients experience severe morbidity (and in some cases, mortality), and currently, there is no therapy for their condition approved by the U.S. Food and Drug Administration (“FDA”), or, to our knowledge, any other regulatory body. LP-10 is the development name of our reformulation of tacrolimus (an approved generic active agent) specifically optimized for topical deposition to the internal surface of the urinary bladder lumen using a proprietary drug delivery platform that we have developed and that we refer to as our metastable liposome drug delivery platform (our “Platform”). We are developing LP-10 and our Platform to be, to our knowledge, the first drug candidate and drug delivery technology that could be successful in treating cancer survivors who acquire HC.

In a second program, we are developing a product candidate, which we have designated LP-310 and which employs a formulation similar to LP-10, for the treatment of oral lichen planus (“OLP”). OLP is a chronic, T-cell-mediated, autoimmune oral mucosal disease, and LP-310 contains tacrolimus which inhibits T-lymphocyte activation. Symptoms of OLP include painful burning sensations, bleeding and irritation with tooth brushing, painful, thickened patches on the tongue, and discomfort when speaking, chewing or swallowing. These symptoms frequently cause weight loss, nutritional deficiency, anxiety, depression, and scarring from erosive lesions. OLP can also be a precursor to cancer, predominately squamous cell carcinoma, with a malignant transformation rate of approximately one percent. LP-310 is the development name of our oral, liposomal formulation of tacrolimus (the same approved generic active agent in LP-10) specifically optimized for local delivery to oral mucosa. We believe that our approach of using metastable liposomal tacrolimus as a treatment for OLP is novel. To date, upon review of relevant FDA public data resources on approved drugs and biologics, we are not aware of any other liposomal products developed to treat such disease. We have completed a pre-investigational new drug meeting with the FDA and intend to submit the full investigational new drug application to the FDA for LP-310 in the third quarter of 2023.

Our Platform includes proprietary drug delivery technologies optimized for use with epithelial tissues that coat lumenal surfaces, such as the colon, the various tissues lining the mouth and esophagus and the tissues lining the bladder and urethra. The Company has two issued patents in the United States that should exclude competitors from making, selling or using our LP-10 and LP-310 formulations in the United States until July 11, 2035. We also have issued patents in Australia, Canada, and Europe that do not expire until October 22, 2034. Corresponding patent applications are pending in the United States Patent Offices. We also have a pending United States patent application on an improvement to the technology.

Since our inception in 2005, we have focused primarily on business planning and progressing our lead product candidates, including progressing LP-10 through clinical development, raising capital, organizing and staffing the Company. On December 22, 2022, we completed our initial public offering (the “IPO”) and issued an aggregate of 1,217,391 shares of Common Stock at a price of $5.75 per share. The aggregate net proceeds from the IPO were approximately $5.0 million after deducting underwriting discounts and commissions of approximately $630,000 and offering expenses of approximately $1.16 million.

Recent Developments

Effective August 1, 2023, we entered into the August Lease for additional space adjacent to the Company’s current principal executive office space. The August 2023 Lease commenced on August 1, 2023 and will co-terminate with the Company’s existing lease for its principal executive offices on June 30, 2025. The August 2023 Lease and the Company’s current lease each have an option for a five-year extension. The incremental rent expense from the August 2023 Lease is expected to be approximately $11,500 through December 31, 2023.

On August 4, 2023, the Company entered into an agreement amending the Company’s existing employment agreement with Dr. Jonathan Kaufman, Chief Executive Officer of the Company, to increase Dr. Kaufman’s annual base salary by $50,000, to $233,300. Also on August 4, 2023, the Company entered into an agreement amending the Company’s existing employment agreement with Dr. Michael Chancellor, Chief Medical Officer of the Company, to increase Dr. Chancellor’s annual base salary by $50,000, to $225,000.

Results of Operations

Comparison of the Three Months Ended June 30, 2023 and 2022

The following table summarizes our results of operations for the three months ended June 30, 2023 and 2022 (in thousands):

	Three Months Ended
	June 30,		Increase
	2023	2022	(Decrease)
(in thousands)
Revenue	$107	—	$107
Operating expenses:
Research and development (“R&D”)	1,058	743	315
General and administrative	624	38	586
Total operating expenses	1,682	781	901
Loss from operations	(1,575)	(781)	(794)
Other income (expense)	36	(1)	37
Net loss	$(1,539)	$(782)	$(757)

Grants and Other Revenue

We have not yet commercialized any products and we do not expect to generate revenue from sales of any product candidates for several years. For the three months ended June 30, 2023, we recognized revenue from a grant awarded by the NIH in September of 2022 (the “2022 NIH Grant”), which was an award of an aggregate of $673,000. NIH approved an additional year of funding under the 2022 NIH Grant in June 2023, increasing the total funding provided under the 2022 NIH Grant to $1,353,000.

We recognize revenue from grants when the related costs are incurred and the right to payment is realized. For the three months ended June 30, 2023, we earned $107,000 in connection with the 2022 NIH Grant, recognized as revenue, compared with no revenue in the three months ended June 30, 2022. We expect to receive approximately $500,000 from the 2022 NIH Grant in total in the calendar year 2023. The increase in annual grant revenue from 2022 to 2023 is related to the award of the 2022 NIH Grant.

Operating Expenses

Our operating expenses consist of (i) R&D expenses and (ii) general and administrative expenses.

Research and Development Expenses

R&D costs primarily consist of direct costs associated with consultants and materials, biologic storage, third party CRO costs and contract development and manufacturing expenses, salaries and other personnel-related expenses. R&D costs are expensed as incurred. More specifically, these costs include:

●	costs of funding research performed by third parties that conduct research and development and nonclinical and clinical activities on our behalf;
●	costs of manufacturing drug supply and drug product;
●	costs of conducting nonclinical studies and clinical trials of our product candidates;
●	consulting and professional fees related to research and development activities, including equity-based compensation to non-employees;
●	costs related to compliance with clinical regulatory requirements; and
●	employee-related expenses, including salaries, benefits and stock-based compensation expense for our research and development personnel.

Costs for certain activities are recognized based on an evaluation of the progress to completion of specific tasks using data, such as information provided to us by our vendors, and analyzing the progress of our nonclinical and clinical studies or other services performed. Significant judgment and estimates are made in determining the accrued expense balances at the end of any reporting period. Advance payments that we make for goods or services to be received in the future for use in R&D activities are recorded as prepaid expenses. Such amounts are recognized as an expense as the goods are delivered or the related services are performed, or until it is no longer expected that the goods will be delivered or the services rendered.

We expect that our R&D expenses will increase substantially in connection with our clinical development activities for our LP-10 program. At this time, we cannot accurately estimate or know the nature, timing and costs of the efforts that will be necessary to complete the clinical development of, or obtain regulatory approval for, any of our current or future product candidates. This is due to the numerous risks and uncertainties associated with product development and commercialization, including the specific factors set forth in the section of our Annual Report titled “Risk Factors.” If any events described in the applicable risk factors included in the section of our Annual Report titled “Risk Factors” occur, then the costs and timing associated with the development of any of our product candidates could significantly change. We may never succeed in obtaining regulatory approval for, of commercialization of, LP-10 or any of our other product candidates.

R&D expenses increased by approximately $315,000, from $743,000 for the three months ended June 30, 2022 to $1,058,000 for the three months ended June 30, 2023. The increase in R&D expenses was primarily attributable to increases in stock option expense of $314,000, personnel costs of $10,000, and overhead and facility related costs, including supplies, of $54,000. These were offset by a reduction in outside services expense by $68,000 compared to the same period in the prior year.

General and Administrative Expenses

General and administrative expenses consist primarily of management and business consultants and other related costs, including stock-based compensation. General and administrative expenses also include board of directors’ expenses and professional fees for legal, patent, consulting, accounting, auditing, tax services and insurance costs.

General and administrative expenses were $624,000 for the three months ended June 30, 2023, compared to $39,000 for the three months ended June 30, 2022. General and administrative expenses increased by approximately $586,000, including an increase in outside services costs of $101,000, an increase in franchise tax, licensing, and filing fees of $12,000, and an increase in insurance expense of $101,000. Additionally, stock option expense increased $320,000, related to our June 2023 option grants, and other personnel costs (including payroll taxes and benefits) increased by approximately $42,000. The increase in G&A expenses was associated with the Company becoming a public reporting company, including the costs of additional personnel, accounting, audit, legal, regulatory and tax-related services associated with maintaining compliance with exchange listing and SEC requirements, director and officer insurance costs, and investor and public relations costs.

Net Other Income (Expense)

Net other income for the three months ended June 30, 2023 was $36,000, as compared to a loss of $1,000 for the three months ended June 30, 2022. This balance primarily included (i) cash interest income, (ii) unrealized loss on investments and (iii) non-cash interest expense on related party notes. A higher cash investment balance and more favorable rates resulted in an increase of $41,000 in interest receivable on short term investments in the three months ended June 30, 2023, compared to the same period in the prior year. Meanwhile, interest expense on related party notes increased by $4,000 due to an increase in the principal of the notes outstanding from $75,000 during the three months ended June 30, 2022 to $250,000 during the three months ended June 30, 2023. The related party notes were paid in full as of June 30, 2023. See Note 7 of the notes to our unaudited condensed financial statements included in this Form 10-Q as well as Note 7 of the notes to our financial statements in our Annual Report for details of such related party notes and accrued interest at the respective periods.

Comparison of the Six Months Ended June 30, 2023 and 2022

The following table summarizes our results of operations for the six months ended June 30, 2023 and 2022 (in thousands):

	Six Months Ended
	June 30,		Increase
	2023	2022	(Decrease)
(in thousands)
Revenue	$225	33	192
Operating expenses:
R&D	1,751	1,419	332
General and administrative	1,133	132	1,001
Total operating expenses	2,884	1,551	1,333
Loss from operations	(2,660)	(1,508)	(1,142)
Other income (expense)	53	(2)	55
Net loss	$(2,607)	(1,520)	(1,087)

Grants and Other Revenue

For the six months ended June 30, 2023, we earned $225,000 in connection with the 2022 NIH Grant, recognized as revenue. We received $33,000 in revenue for the six months ended June 30, 2022, as the final installment under the previous series of grants awarded by the NIH in 2017 and 2018. We expect to recognize approximately $500,000 from the 2022 NIH Grant in   total in the year 2023. The increase in annual grant revenue from 2022 to 2023 is related to the award of the 2022 NIH Grant.

Operating Expenses

Research and Development Expenses

The following table summarizes our R&D expenses for the six months ended June 30, 2023 and 2022 (in thousands):

	Six Months Ended
	June 30,		Increase
(in thousands)	2023	2022	(Decrease)

Direct R&D expenses for the LP-10 product candidate program:
Employee-related costs	$81	$253	$(172)
Employee stock option expense	14	304	(162)
Outsourced R&D	8	406	(324)
Facility-related costs	4	114	(71)
Platform development, early-stage research and unallocated expenses:
Employee-related costs	29	81	211
Employee stock option expense	57	96	478
Outsourced R&D	35	106	248
Facility-related costs	18	58	125
Total research and development expenses	$1,751	$1,418	$333

R&D expenses increased by approximately $333,000, from $1,418,000 for the six months ended June 30, 2022 to $1,751,000 for the six months ended June 30, 2023. The increase in R&D expenses was primarily attributable to increases in stock option expense of $316,000, increased personnel costs (including employee benefits) of $42,000, overhead and facility related costs, including supplies, of $55,000, and legal patent expense of $12,000. These were partially offset by a reduction in outside services of $88,000 compared to the same period in the prior year, as the LP-10 clinical trial was still in process in 2022.

General and Administrative Expenses

General and administrative expenses were $1,133,000 for the six months ended June 30, 2023, compared to $132,000 for the three months ended June 30, 2022. General and administrative expenses increased by approximately $1,001,000, including an increase in outside services costs of $198,000, an increase in franchise tax, licensing, and filing fees of $24,000, and an increase in insurance expense of $218,000. Additionally, stock option expense increased $292,000, related to our June 2023 option grants, and other personnel costs (including payroll taxes and benefits) increased approximately $96,000.

Net Other Income (Expense)

Net other income   for the six months ended June 30, 2023 was $54,000, as compared to a loss of $2,000 for the six months ended June 30, 2022. This balance primarily included (i) cash interest income, (ii) unrealized loss on investments and (iii) non-cash interest expense on related party notes. A higher cash investment balance and more favorable rates resulted in an increase of $65,000 in interest receivable on short term investments in the six months ended June 30, 2023 compared to the same period in the prior year. Meanwhile, interest expense on related party notes increased by $8,000 due to an increase in the principal of the notes outstanding from $75,000 during the six months ended June 30, 2022 to $250,000 during the six months ended June 30, 2023. The related party notes were paid in full on June 30, 2023. See Note 7 of the notes to our unaudited condensed financial statements in this Form 10-Q as well as Note 7 of the notes to our financial statements in our Annual Report for details of such related party notes and accrued interest at the respective periods.

Liquidity and Capital Resources

Sources of Liquidity

We have not yet commercialized any products, and we do not expect to generate revenue from sales of any product candidates for several years, if at all. Cash and cash equivalents totaled $3.1 million as of June 30, 2023. We consider all highly liquid investments that mature in 90 days or less when purchased to be cash equivalents.

We have incurred operating losses and experienced negative operating cash flows for the six months ended June 30, 2023 and the year ended December 31, 2022, and we anticipate that we will continue to incur losses for the foreseeable future. Our net loss totaled $2,606,511 and $1,509,975 for the six months ended June 30, 2023 and 2022, respectively, and $2,597,5692 for the year ended December 31, 2022.

From inception to date, we have funded our operations primarily through (i) private equity financings (from which we have raised an aggregate of approximately $11.0 million, (ii) grants received from the U.S. government (from which we have received an aggregate of approximately $10.1 million, and (iii) the IPO (from which we raised net proceeds of approximately $5.0 million, after deducting underwriting discounts, commissions, and other offering expenses). Until such time, if ever, as we can generate substantial revenue, we expect to finance our cash needs through a combination of public or private equity offerings and debt financings or other sources, such as potential collaboration agreements, strategic alliances and licensing arrangements.

Cash Flows

The following table provides information regarding our cash flows for each of the periods presented (in thousands):

	Six months ended
	June 30,
Dollars in thousands	2023	2022

Net cash (used) provided in operating activities	$(1,733)	(1,279)
Net cash (used) provided in investing activities	—	300
Net cash provided in financing activities	(275)	—
Net increase(decrease) in cash and cash equivalents	$(2,008)	(979)

Net Cash (Used) Provided in Operating Activities

Net cash used in operating activities for the six months ended June 30, 2023 was approximately $1,733,000. This comprised a net loss for the period of approximately $2,606,000, and decreased operating liabilities of $607,000, offset by decreases in the following assets: grants receivable of $86,000 and prepaid expenses (primarily insurance policies and consulting services) of $339,000. There were also and noncash adjustments to net loss of $1,056,000 in stock option expense.

Net cash used in operating activities for the six months ended June 30, 2022 was approximately $1,279,000. This comprised a net loss for the period of approximately $1,520,000, and increased prepaid expenses of $368,000 (primarily prepaid costs of issuance), partially offset by changes in operating assets and liabilities of $157,000 and noncash adjustments to net loss of $449,000 in stock option expense and $3,000 in non-cash interest expense.

Net Cash (Used) Provided in Investing Activities

Net cash provided by investing activities for the six months ended June 30, 2023 was $0. For the six months ended June 30, 2022, net cash provided by investing activities was $300,000, resulting from the sale of short-term, marketable securities.

Net Cash Used in Financing Activities

Net cash used in financing activities for the six months ended June 30, 2023 was $275,000. The cash was used to repay a related party note upon maturity. For the six months ended June 30, 2022, there were no cash flows from financing activities.

Funding Requirements

We expect our expenses to increase substantially in connection with our ongoing R&D activities, particularly as we continue R&D, advance clinical trials of LP-10 and advance the preclinical development of our other programs, including LP-310. In addition, we expect to incur additional costs associated with operating as a public company. As a result, we expect to incur substantial operating losses and negative operating cash flows for the foreseeable future.

Based on our current operating plan, we believe that our existing cash and cash equivalents will be sufficient to fund our operations and capital expenses into 2024. However, we have based this estimate on assumptions that may prove to be wrong, and we could exhaust our capital resources sooner than we expect.

Because of the numerous risks and uncertainties associated with research, development and commercialization of LP-10, LP-310 and our other and future product candidates, we are unable to estimate the exact amount of our working capital requirements. Our future funding requirements will depend on, and could increase significantly as a result of, many factors, including, but not limited to, those referenced above in “— Results of Operations — Operating Expenses — Research and Development Expenses”.

Going Concern

The unaudited condensed financial statements of the Company have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business. We have generated losses from operations since inception. The Company expects operating losses to continue in the foreseeable future because of additional costs and expenses related to research and development activities, plans to expand its product portfolio, and increasing its market share. The Company’s ability to transition to attaining profitable operations is dependent upon achieving a level of revenues adequate to support its cost structure. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business.

Management of the Company may raise additional funds through the issuance of equity securities or debt. There can be no assurance that such financing will be available at terms acceptable to the Company, if at all. Failure to generate sufficient cash flows from operations and raise additional capital could have a material adverse effect on the Company’s ability to achieve its intended business objectives. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying unaudited condensed financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Off-Balance Sheet Arrangements

We did not have during the six months ended June 30, 2023, or the year ended December 31, 2022, and we do not currently have, any off-balance sheet arrangements, as defined under applicable SEC rules.

Contractual Obligations

We did not have during the six months ended June 30, 2023 or the year ended December 31, 2022, and we do not currently have, any material contractual obligations, such as license agreements or similar arrangements, other than as described below and in the financial notes to our unaudited condensed financial statements included in this Form 10-Q and in our Annual Report.

Employment Agreements

We are party to employment agreements with each of Drs. Kaufman and Chancellor and Mr. Johnston, executive officers of the Company, the material terms of each of which are described in the section entitled “Executive Compensation – Executive Employment Agreements” of our Annual Report and the section entitled “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments” of this Form 10-Q.

Lease Agreement

We are party to a lease agreement, dated June 1, 2019, with Bridgeway Development Corporation, as amended, for the lease of 2,690 square feet of office and lab and manufacturing space in Pittsburgh, Pennsylvania commencing on July 1, 2020. The current lease term expires on June 30, 2025 and we have the right to exercise a one-time option to extend the term of the lease for an additional five-year term. The annual base rent under the lease is approximately $66,000. Also, we are party to the August 2023 Lease, as described in the section entitled “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments” of this Form 10-Q.

Service Agreements

We enter into service agreements in the normal course of business with CROs and for clinical trials, preclinical research studies and testing, manufacturing, and other services and products for operating purposes. These contracts do not contain any minimum purchase commitments. Certain agreements provide for termination rights subject to termination fees or wind down costs. Under such agreements, we are contractually obligated to make certain payments to vendors, mainly to reimburse them for their unrecoverable outlays incurred prior to cancellation. The exact amounts of such obligations are dependent on the timing of termination, and the exact terms of the relevant agreement and cannot be reasonably estimated. The expense we incurred pursuant to these agreements for the six months ended June 30, 2023 was approximately $435,000, compared to approximately $314,000 for the six months ended June 30, 2022. The increase was due to early stage research for our LP-310 oral liquid protocol.

Critical Accounting Policies and Significant Judgments and Estimates

This management’s discussion and analysis is based on our unaudited condensed financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make judgments and estimates that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the unaudited condensed financial statements and the reported amounts of expenses during the reported periods. We base our estimates on historical experience, known trends and events, and various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. On an ongoing basis, we evaluate our judgments and estimates in light of changes in circumstances, facts and experience. The effects of material revisions in estimates, if any, will be reflected in the financial statements prospectively from the date of change in estimates.

While our accounting policies are described in more detail in the notes to our financial statements included in our Annual Report, we believe the following accounting policies used in the preparation of our financial statements require the most significant judgments and estimates. See Note 3 in our Annual Report for a description of our other significant accounting policies.

Accrued Expenses

As part of the process of preparing our financial statements, we are required to estimate our accrued third-party R&D expenses as of each balance sheet date. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf, and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. The majority of our service providers invoice us monthly in arrears for services performed or when contractual milestones are met. We make estimates of our accrued expenses as of each balance sheet date based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments if necessary. The significant estimates in our accrued R&D expenses include the costs incurred for services performed by our vendors in connection with R&D activities for which we have not yet been invoiced.

We base our expenses related to R&D activities on our estimates of the services received and efforts expended pursuant to quotes and contracts with vendors that conduct R&D activities on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the R&D expense. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual or prepaid balance accordingly. Non-refundable advance payments for goods and services that will be used in future R&D activities are expensed when the activity has been performed or when the goods have been received rather than when the payment is made.

Although we do not expect our estimates to be materially different from amounts incurred, if our estimates of the status and timing of services performed differ from the actual status and timing of services performed, it could result in us reporting amounts that are too high or too low in any particular period. To date, there have been no material differences between our estimates of such expenses and the amounts incurred.

Stock-Based Compensation

We measure stock-based compensation based on the grant date fair value of the stock-based awards and recognize stock-based compensation expense on a straight-line basis over the requisite service period of the awards, which is generally the vesting period of the respective award. For non-employee awards, compensation expense is recognized as the services are provided, which is generally ratably over the vesting period. We account for forfeitures as they occur. On January 1, 2018, we adopted, using the modified retroactive approach, the guidance of Accounting Standard Update 2018-07, Compensation — Stock Compensation (Topic 718) — Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”), and account for awards to non-employees using the grant date fair value without subsequent periodic remeasurement. The adoption of ASU 2018-07 did not have a material effect on our financial statements.

We classify stock-based compensation expense in our statements of operations in the same manner in which the award recipient’s salary and related costs are classified or in which the award recipient’s service payments are classified. In future periods, we expect stock-based compensation expense to increase, due in part to our existing unrecognized stock-based compensation expense and as we grant additional stock-based awards to continue to attract and retain our employees.

We determine the fair value of restricted Common Stock awards granted based on the fair value of our Common Stock. We have historically determined the fair value of the underlying Common Stock based on input from management and the board of directors and the Company’s enterprise value determined utilizing various methods, including the “back-solve” method. The total enterprise value, determined from the back-solve method, is historically then allocated to the various outstanding equity instruments, including the underlying Common Stock, utilizing the option pricing method (“OPM”) or a hybrid of the probability-weighted expected return method (“PWERM”) and the OPM.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model, which requires inputs based on certain subjective assumptions, including the expected stock price volatility, the expected term of the option, the risk-free interest rate for a period that approximates the expected term of the option, and our expected dividend yield. As the public market for our Common Stock has been limited and prior to the IPO there was no such public market, we have historically determined the volatility for awards granted based on an analysis of reported data for a group of guideline companies that issued options with substantially similar terms. The expected volatility has been determined using a weighted-average of the historical volatility measures of this group of guideline companies along with our own. We expect to continue estimating expected volatility based on the group of guideline companies until we have adequate historical data regarding the volatility of our own traded stock price. The expected term of our stock options granted to employees and non-employees has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. We have not paid, and do not anticipate paying, dividends on our Common Stock; therefore, the expected dividend yield is assumed to be zero.

As there was no public market for our Common Stock prior to the IPO, the estimated fair value of our Common Stock prior to our IPO had been approved by our board of directors, with input from management, as of the date of each award grant, considering our most recently available independent third-party valuations of our Common Stock and any additional objective and subjective factors that we believed were relevant and which may have changed from the date of the most recent valuation through the date of each award grant. We estimated the value of our equity using the market approach and a precedent transaction method which “back-solves” the equity value that yielded a specific value for our Series A Stock. We allocated the equity value to our Common Stock and shares of our Series A Stock using either an OPM or a hybrid method, which is a hybrid between the OPM and the PWERM. The hybrid method we utilized estimated the probability-weighted value across multiple scenarios but used the OPM to estimate the allocation of value within at least one of the scenarios. In addition to the OPM, the hybrid method considered the IPO scenario in which the shares of our Series A Stock converted to Common Stock. The future value of the Common Stock in the IPO scenario was discounted back to the valuation date at an appropriate risk adjusted discount rate. In the hybrid method, the present value indicated for each scenario was probability weighted to arrive at an indication of value for our Common Stock.

In addition to considering the results of the valuations, management considered various objective and subjective factors to determine the fair value of our Common Stock as of each grant date, which may be a date later than the most recent third-party valuation date, including:

●	the prices of our Series A Stock sold to or exchanged between outside investors in arm’s length transactions, if any, and the rights, preferences and privileges of our Series A Stock as compared to those of our Common Stock, including the liquidation preferences of our Series A Stock;
●	the progress of our R&D efforts, including the status of preclinical studies;
●	the lack of liquidity of our equity as a private company;
●	our stage of development and business strategy and the material risks related to our business and industry;
●	the achievement of enterprise milestones;
●	the valuation of publicly traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies;
●	any external market conditions affecting the biotechnology industry, and trends within the biotechnology industry;
●	the likelihood of achieving a liquidity event for the holders of our Series A Stock and Common Stock, such as an IPO, or a sale of the Company, given prevailing market conditions; and
●	the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry.

There are significant judgments and estimates inherent in these valuations. These judgments and estimates included assumptions regarding our future operating performance, the stage of development of our programs, the timing of a potential offering, or other liquidity event, and the determination of the appropriate valuation methodology at each valuation date. The assumptions underlying these valuations represented management’s best estimates, which involve inherent uncertainties and the application of management judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our stock-based compensation expense could be materially different. Subsequent to the completion of the IPO, the fair value of our Common Stock is determined based on the market price of our Common Stock on Nasdaq.

With respect to stock options granted during the six months ended June 30, 2023 and 2022, the following table sets forth by grant date, after giving effect to the Stock Split, the (i) number of shares of our Common Stock issuable upon exercise of such stock options, (ii) per share exercise price of such options and (iii) estimated fair value per share of our Common Stock on each such date. We did not grant any shares of restricted Common Stock during this period.

Grant date	Number of shares of Common Stock issuable upon exercise of stock options granted	Exercise price per share of Common Stock	Estimated fair value per share of Common Stock at grant date
03/01/22	10,000	$5.00	$2.84
06/16/23	424,000	$2.19	$1.50

The per share values at each such grant date, which we applied to determine the per share estimated fair value of the respective awards for accounting purposes, were based upon the calculations described above used to determine the fair value of our Common Stock as of each grant date.

Emerging Growth Company Status

In April 2012, the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Therefore, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected to avail ourselves of this extended transition period and, as a result, we will not be required to adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

In addition, as an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include, among other things:

●	reduced disclosure about the compensation paid to our executive officers;

●	not being required to submit to our stockholders’ advisory votes on executive compensation or golden parachute arrangements;

●	an exemption from the auditor attestation requirement in the pursuant to the Sarbanes-Oxley Act of 2002; and

●	an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation.

We may take advantage of these exemptions until such time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest of

●	the last day of the fiscal year on which we have $1.235 billion or more in annual revenue,

●	the date on which we become a “large accelerated filer” (i.e., as of our fiscal year end, the total market value of our common equity securities held by non-affiliates is $700 million or more as of June 30),

●	the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period, or

●	the last day of our fiscal year following the fifth anniversary of the date of the completion of the IPO.

We may choose to take advantage of some but not all of these exemptions.

Recent Accounting Pronouncements

We have reviewed all recently issued accounting pronouncements and have determined that, other than as disclosed in Note 3 to our unaudited condensed financial statements included in this Report, such standards will not have a material impact on our financial statements or do not otherwise apply to our operations.

Item 3. Quantitative and Qualitative Disclosures about Market Risk.

As a smaller reporting company, as defined in Item 10(f)(1) of Regulation S-K, we are not required to provide the information required by this Item.

Item 4. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of the end of the period covered by this report. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Based on this evaluation, the Company’s management, including the Chief Executive Officer and Chief Financial Officer, concluded that its disclosure controls and procedures were effective as of June 30, 2023.

Changes in Internal Controls

There were no changes in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f)) that occurred during the three or six months ended June 30, 2023, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Limitations of the Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include, but are not limited to, the realities that judgments in decision making can be faulty and that breakdowns can occur because of simple errors. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

PART II. OTHER INFORMATION

Item 1. Legal Proceedings.

From time to time, we may become subject to legal proceedings, claims or litigation arising in the ordinary course of business. We are not presently a party to any legal proceedings that in the opinion of our management, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, financial condition or cash flows.

Item 1A. Risk Factors.

As a smaller reporting company, as defined in Item 10(f)(1) of Regulation S-K, we are not required to provide the information required by this Item.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

None.

Item 3. Defaults Upon Senior Securities.

None.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Other Information.

None.

Item 6. Exhibits.

Exhibit
Number	Description
31.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

In accordance with SEC Release 33-8238, Exhibits 32.1 and 32.2 are being furnished and not filed.

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lipella Pharmaceuticals Inc.

Date: August 14, 2023	By:	/s/ Jonathan Kaufman
Jonathan Kaufman
President and Chief Executive Officer
(Duly Authorized Officer and Principal Executive Officer)

Date: August 14, 2023	By:	/s/ Douglas Johnston
Douglas Johnston
Chief Financial Officer
(Duly Authorized Officer and Principal Financial and Accounting Officer)